EXHIBIT 99.8

CONSENTS OF AUTHOR

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of our report dated May 2003 entitled "Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2005 (the "AIF") and to the use of my name in the AIF under the heading "Description of the Business – Alumbrera Mine".

/s/ Terrence Hennessey
Terrence Hennessey, P.Geo
Micon International Limited

Toronto, Ontario, Canada
March 29, 2006

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of our report dated May 2003 entitled "Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2005 (the "AIF") and to the use of my name in the AIF under the heading "Description of the Business – Alumbrera Mine ".

/s/ Harry Burgess
Harry Burgess, P.Eng.
Micon International Limited

Toronto, Ontario, Canada
March 29, 2006